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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Metro One Telecommunications, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

59163F105

(CUSIP Number)

Jan Henrik Ahrnell
General Counsel
TeliaSonera AB
Mårbackagatan 11
S-123 86 Farsta, Sweden
(+46 8) 713-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59163F105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TeliaSonera AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,350,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,350,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,350,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TeliaSonera Finland Oyj, previously named Sonera Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Finland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,350,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,350,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,350,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sonera Holding B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,350,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,350,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,350,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) CO

METRO ONE TELECOMMUNICATIONS, INC.

TeliaSonera AB, a Swedish corporation, previously named Telia AB (“TeliaSonera”), TeliaSonera Finland Oyj, previously named Sonera Corporation, a Finnish corporation (“Sonera”), and Sonera Holding B.V., a Netherlands corporation (“Sonera B.V.”) (collectively, the “Reporting Persons”), hereby file this Amendment No. 3 (“Amendment No. 3”) to amend and supplement the Statement on Schedule 13D originally filed on February 2, 2001, as amended by Amendment No. 1 filed on December 19, 2002 and Amendment No. 2 filed on November 26, 2003 (the “Schedule 13D”), with respect to the common stock, no par value per share (the “Common Stock”), of Metro One Telecommunications, Inc., an Oregon corporation (the “Company”).  As provided in the Joint Filing Agreement filed as Exhibit No. 4 to Amendment No. 1, the Reporting Persons have agreed, pursuant to Rule 13d-1(k) under the Act, to file one Statement on Schedule 13D with respect to their ownership of the Common Stock.

Capitalized terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D.  The Schedule 13D is hereby amended and supplemented by this Amendment No. 3 as follows:

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented with the following information:

(a)  The Reporting Persons are the beneficial owners of 2,350,000 shares of Common Stock as of December 17, 2003, or 9.5% of the outstanding Common Stock.  The percentage interest has been computed in accordance with Rule 13d-3 under the Exchange Act.  There were 24,775,341 shares of Common Stock outstanding as of November 14, 2003 as reported in the Company’s Quarterly Report of Form 10-Q filed with the Securities and Exchange Commission on November 14, 2003.

(b)  On December 3, 2003, the Reporting Persons sold 160,000 shares of Common Stock in market transactions at a weighted average price of $1.9051 per share (exclusive of commissions).  On December 4, 2003, the Reporting Persons sold 100,000 shares of Common Stock in market transactions at a weighted average price of $1.849 per share (exclusive of commissions).  On December 5, 2003, the Reporting Persons sold 180,000 shares of Common Stock in market transactions at a weighted average price of $1.7273 per share (exclusive of commissions).  On December 8, 2003, the Reporting Persons sold 150,000 shares of Common Stock in market transactions at a weighted average price of $1.6775 per share (exclusive of commissions).  On December 9, 2003, the Reporting Persons sold 1,200,000 shares of Common Stock in market transactions at a weighted average price of $1.8401 per share (exclusive of commissions).  On December 10, 2003, the Reporting Persons sold 310,000 shares of Common Stock in market transactions at a weighted average price of $1.7664 per share (exclusive of commissions).  On December 16, 2003, the Reporting Persons sold 800,000 shares of Common Stock in market transactions at a weighted average price of $1.9169 per share (exclusive of commissions). On December 17, 2003, the Reporting Persons sold 750,000 shares of Common Stock in market transactions at a weighted average price of $2.0903 per share (exclusive of commissions).

Signature

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2003

TELIASONERA AB

	By:	/s/ Anders Igel
		Name:	Anders Igel
		Title:	President and CEO

	By:	/s/ Jan-Henrik Ahrnell
		Name:	Jan-Henrik Ahrnell
		Title:	Vice President and General Counsel

TELIASONERA FINLAND OYJ

	By:	/s/ Anders Igel
		Name:	Anders Igel
		Title:	Chairman of the Board

	By:	/s/ Jan-Henrik Ahrnell
		Name:	Jan-Henrik Ahrnell
		Title:	Director

SONERA HOLDING B.V.

	By:	/s/ Sirpa-Helena Sormunen
		Name:	Sirpa-Helena Sormunen
		Title:	Vice President